15 Koch Road
Corte Madera, California 94925
T. 415.924.1005 F. 415.927.9133
rh.com

November 19, 2021

VIA EDGAR AND OVERNIGHT DELIVERY

James Giugliano
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	RH

Form 10-K for Fiscal Year Ended January 30, 2021

Filed March 30, 2021

File No. 001-35720

Dear Mr. Giugliano:

On behalf of RH (the “Company”), this supplemental letter is submitted following our discussion with the Staff regarding our initial response to Comment 1 in our letter dated October 15, 2021 (the “Response Letter”) related to your letter dated September 30, 2021 (the “Comment Letter”), regarding the above-referenced filing. This response amends and supersedes our response to Comment 1 in the Response Letter.

Comment 1 from the Comment Letter is set forth below, followed by our revised response. For ease of reference, the heading and numbered paragraph below correspond to the heading and numbered comment in the Comment Letter. Our revised response is set forth in ordinary type beneath the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) from the Comment Letter appearing in bold type.

Form 10-K for Fiscal Year Ended January 30, 2021

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations How We Assess the Performance of Our Business

Free Cash Flow, page 59

Mr. James Giugliano
Securities and Exchange Commission
November 19, 2021

1.	Please tell us and disclose why free cash flow is increased for the non-cash accretion of a debt discount upon settlement of the debt and why you believe presenting a non-GAAP liquidity measure with this non-cash adjustment provides useful information to investors. Refer to Items 10(e)(1)(i)(C) and (D) of Regulation S-K.

Response:

The Company advises the Staff that, in future filings, it will present the free cash flow measurement calculated as net cash provided by operating activities less capital expenditures.

As it relates to the debt discount upon settlement of the debt, the Company advises the Staff that, in future filings, the Company will include disclosure of the amount of the debt discount within a footnote to the free cash flow table for each period presented.

Further, the Company advises the Staff that, in future filings, the Company will disclose that free cash flow is a liquidity measure, and that the Company believes that this measure provides useful information to its senior leadership team and investors in understanding the strength of liquidity, available cash and its ability to generate additional cash from its business operations.

The Company advises the Staff that within its filings on Form 10-Q and Form 10-K, the free cash flow presentation is limited to the fiscal year period only. The quarterly disclosure of free cash flow is only presented within the Company’s earnings releases that are furnished on Form 8-K. As the Company’s calculation and disclosure of free cash flow is consistent between its filings on Form 10-Q, Form 10-K and in its earnings releases that are furnished on Form 8-K, the Company’s most recent disclosure of free cash flow, as reported for its Q2 2021 results on Form 8-K, is updated below to reflect the above noted changes in order to illustrate the updates that will be made to the free cash flow presentation in future filings:

CALCULATION OF FREE CASH FLOW

(In thousands) (Unaudited)

	THREE MONTHS ENDED		SIX MONTHS ENDED
	JULY 31,	AUGUST 1,	JULY 31,	AUGUST 1,
	2021	2020	2021	2020
Net cash provided by operating activities	$125,843	$145,143	$316,718	$128,275
Capital expenditures	(31,887)	(30,899)	(82,138)	(47,531)
Free cash flow [a]	$93,956	$114,244	$234,580	$80,744
[a]	Free cash flow is net cash provided by operating activities less capital expenditures. Free cash flow for the three months ended July 31, 2021 and August 1, 2020 includes the effect of $4.8 million and $84.0 million, respectively, relating to the portion of repayments of convertible senior notes attributable to debt discount upon settlement (such portion of the debt settlement reduces net cash provided by operating activities in the reported period). Free cash flow for the six months ended July 31, 2021 and August 1, 2020 includes the effect of $5.1 million and $84.0 million, respectively, relating to the portion of repayments of convertible senior notes attributable to debt discount upon settlement (such portion of the debt settlement reduces net cash provided by operating activities in the reported period).

Mr. James Giugliano
Securities and Exchange Commission
November 19, 2021

Free cash flow is a non-GAAP financial measure and is included in this press release because we believe that this measure provides useful information to our senior leadership team and investors in understanding the strength of our liquidity, available cash and our ability to generate additional cash from our business operations. Free cash flow should not be considered in isolation or as an alternative to cash flows from operations calculated in accordance with GAAP, and should be considered alongside our other liquidity performance measures that are calculated in accordance with GAAP, such as net cash provided by operating activities and our other GAAP financial results. Additionally, our definition of free cash flow is not necessarily representative of residual cash flows from the business since free cash flow as reported is reduced by certain cash payments made in settlement of our convertible debt upon conversion or maturity, as well as other obligations or payments made for business acquisitions. Our senior leadership team uses this non-GAAP financial measure in order to have comparable financial results for the purpose of analyzing changes in our underlying business from quarter to quarter. Our measure of free cash flow is not necessarily comparable to other similarly titled measures for other companies due to different methods of calculation.

If you require additional information or have any questions about this letter, please call me at (415) 924-1005.

Very truly yours,

/s/ Jack Preston

Jack Preston

Chief Financial Officer